Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-148811) pertaining to the A. H. Belo Corporation 2008 Incentive Compensation Plan of our report dated March 16, 2009, except for the restatement of the consolidated statements of operations, shareholders’ equity, and cash flows as discussed in Note 1 (not presented herein) to the consolidated financial statements appearing under Item 8 of the Company’s 2009 Annual Report on Form 10-K filed on April 15, 2010, as to which the date is April 15, 2010, with respect to the consolidated financial statements of A. H. Belo Corporation included in this Annual Report (Form 10-K) for the year ended December 31, 2008.

/s/ ERNST & YOUNG LLP

Dallas, Texas
March 11, 2011